                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)


                              Manville Corporation
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                  565020-30-2
                        --------------------------------
                                 (CUSIP Number)


                    David T. Austern, Esq., General Counsel
                   Manville Personal Injury Settlement Trust
      P.O. Box 10415, 8260 Willow Oaks Corporate Drive, Fairfax, VA 22031
      -------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 12, 1994
      -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


              If the filing person has previously filed a statement on
              Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

                         ---
                        /  /
                        ---

              Check the following box if a fee is being paid with this statement:

                         ---
                        /  /
                        ---

               ------------------------
              / CUSIP NO. 565020-30-2 /
               -----------------------

              ---------------------------------------------------------------
              1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                   Manville Personal Injury Settlement Trust
                   52-1516818
              ---------------------------------------------------------------
              2.   Check the Appropriate Box if a Member of a Group
                                                                        ---
                                                                   (a) /  /
                                                                       ---

                                                                        ---
                                                                   (b) / X/
                                                                       ---

              ---------------------------------------------------------------
              3.   SEC Use Only

              ---------------------------------------------------------------
              4.   Source of Funds

                   OO
              ---------------------------------------------------------------
              5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        ---
                                                                       /  /
                   Not Applicable                                      ---

              ---------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   New York
              ---------------------------------------------------------------
              Number of       7.      Sole Voting Power
              Shares                   96,000,000
                                      --------------------------
              Beneficially    8.      Shared Voting Power
              Owned by                 -0-
                                      --------------------------
              Each Reporting  9.      Sole Dispositive Power
              Person With              96,000,000
                                      --------------------------
                              10.     Shared Dispositive Power
                                       -0-
                                      --------------------------

              ---------------------------------------------------------------
              11.  Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   96,000,000
              ---------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        ---
                                                                       /  /
                                                                       ---

              ---------------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   78.4%
              ---------------------------------------------------------------
              14.  Type of Reporting Person

                   OO
              ---------------------------------------------------------------

               ------------------------
              / CUSIP NO. 565020-30-2 /
               -----------------------

              ---------------------------------------------------------------
              1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                   Robert A. Falise, trustee
                   ###-##-####
              ---------------------------------------------------------------
              2.   Check the Appropriate Box if a Member of a Group
                                                                        ---
                                                                   (a) /  /
                                                                       ---

                                                                        ---
                                                                   (b) / X/
                                                                       ---

              ---------------------------------------------------------------
              3.   SEC Use Only

              ---------------------------------------------------------------
              4.   Source of Funds

                   OO
              ---------------------------------------------------------------
              5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        ---
                                                                       /  /
                   Not Applicable                                      ---

              ---------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   U.S.A.
              ---------------------------------------------------------------
              Number of       7.      Sole Voting Power
              Shares                   -0-
                                      --------------------------
              Beneficially    8.      Shared Voting Power
              Owned by                 96,000,000
                                      --------------------------
              Each Reporting  9.      Sole Dispositive Power
              Person With              -0-
                                      --------------------------
                              10.     Shared Dispositive Power
                                       96,000,000
                                      --------------------------

              ---------------------------------------------------------------
              11.  Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   96,000,000
              ---------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        ---
                                                                       /  /
                                                                       ---

              ---------------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   78.4%
              ---------------------------------------------------------------
              14.  Type of Reporting Person

                   IN
              ---------------------------------------------------------------

               ------------------------
              / CUSIP NO. 565020-30-2 /
               -----------------------

              ---------------------------------------------------------------
              1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                   Louis Klein, Jr., trustee
                   ###-##-####
              ---------------------------------------------------------------
              2.   Check the Appropriate Box if a Member of a Group
                                                                        ---
                                                                   (a) /  /
                                                                       ---

                                                                        ---
                                                                   (b) / X/
                                                                       ---

              ---------------------------------------------------------------
              3.   SEC Use Only

              ---------------------------------------------------------------
              4.   Source of Funds

                   OO
              ---------------------------------------------------------------
              5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        ---
                                                                       /  /
                   Not Applicable                                      ---

              ---------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   U.S.A.
              ---------------------------------------------------------------
              Number of       7.      Sole Voting Power
              Shares                   -0-
                                      --------------------------
              Beneficially    8.      Shared Voting Power
              Owned by                 96,000,000
                                      --------------------------
              Each Reporting  9.      Sole Dispositive Power
              Person With              -0-
                                      --------------------------
                              10.     Shared Dispositive Power
                                       96,000,000
                                      --------------------------

              ---------------------------------------------------------------
              11.  Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   96,000,000
              ---------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        ---
                                                                       /  /
                                                                       ---

              ---------------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   78.4%
              ---------------------------------------------------------------
              14.  Type of Reporting Person

                   IN
              ---------------------------------------------------------------

               ------------------------
              / CUSIP NO. 565020-30-2 /
               -----------------------

              ---------------------------------------------------------------
              1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                   Charles T. Hagel, trustee
                   ###-##-####
              ---------------------------------------------------------------
              2.   Check the Appropriate Box if a Member of a Group
                                                                        ---
                                                                   (a) /  /
                                                                       ---

                                                                        ---
                                                                   (b) / X/
                                                                       ---

              ---------------------------------------------------------------
              3.   SEC Use Only

              ---------------------------------------------------------------
              4.   Source of Funds

                   OO
              ---------------------------------------------------------------
              5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        ---
                                                                       /  /
                   Not Applicable                                      ---

              ---------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   U.S.A.
              ---------------------------------------------------------------
              Number of       7.      Sole Voting Power
              Shares                   -0-
                                      --------------------------
              Beneficially    8.      Shared Voting Power
              Owned by                 96,000,000
                                      --------------------------
              Each Reporting  9.      Sole Dispositive Power
              Person With              -0-
                                      --------------------------
                              10.     Shared Dispositive Power
                                       96,000,000
                                      --------------------------

              ---------------------------------------------------------------
              11.  Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   96,000,000
              ---------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        ---
                                                                       /  /
                                                                       ---

              ---------------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   78.4%
              ---------------------------------------------------------------
              14.  Type of Reporting Person

                   IN
              ---------------------------------------------------------------

               ------------------------
              / CUSIP NO. 565020-30-2 /
               -----------------------

              ---------------------------------------------------------------
              1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                   Frank J. Macchiarola, trustee
                   ###-##-####
              ---------------------------------------------------------------
              2.   Check the Appropriate Box if a Member of a Group
                                                                        ---
                                                                   (a) /  /
                                                                       ---

                                                                        ---
                                                                   (b) / X/
                                                                       ---

              ---------------------------------------------------------------
              3.   SEC Use Only

              ---------------------------------------------------------------
              4.   Source of Funds

                   OO
              ---------------------------------------------------------------
              5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        ---
                                                                       /  /
                   Not Applicable                                      ---

              ---------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   U.S.A.
              ---------------------------------------------------------------
              Number of       7.      Sole Voting Power
              Shares                   -0-
                                      --------------------------
              Beneficially    8.      Shared Voting Power
              Owned by                 96,000,000
                                      --------------------------
              Each Reporting  9.      Sole Dispositive Power
              Person With              -0-
                                      --------------------------
                              10.     Shared Dispositive Power
                                       96,000,000
                                      --------------------------

              ---------------------------------------------------------------
              11.  Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   96,000,000
              ---------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        ---
                                                                       /  /
                                                                       ---

              ---------------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   78.4%
              ---------------------------------------------------------------
              14.  Type of Reporting Person

                   IN
              ---------------------------------------------------------------

               ------------------------
              / CUSIP NO. 565020-30-2 /
               -----------------------

              ---------------------------------------------------------------
              1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                   Christian E. Markey, Jr., trustee
                   ###-##-####
              ---------------------------------------------------------------
              2.   Check the Appropriate Box if a Member of a Group
                                                                        ---
                                                                   (a) /  /
                                                                       ---

                                                                        ---
                                                                   (b) / X/
                                                                       ---

              ---------------------------------------------------------------
              3.   SEC Use Only

              ---------------------------------------------------------------
              4.   Source of Funds

                   OO
              ---------------------------------------------------------------
              5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        ---
                                                                       /  /
                   Not Applicable                                      ---

              ---------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   U.S.A.
              ---------------------------------------------------------------
              Number of       7.      Sole Voting Power
              Shares                   -0-
                                      --------------------------
              Beneficially    8.      Shared Voting Power
              Owned by                 96,000,000
                                      --------------------------
              Each Reporting  9.      Sole Dispositive Power
              Person With              -0-
                                      --------------------------
                              10.     Shared Dispositive Power
                                       96,000,000
                                      --------------------------

              ---------------------------------------------------------------
              11.  Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   96,000,000
              ---------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        ---
                                                                       /  /
                                                                       ---

              ---------------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   78.4%
              ---------------------------------------------------------------
              14.  Type of Reporting Person

                   IN
              ---------------------------------------------------------------

                   This Amendment No. 9 amends and supplements the Statement on Schedule 13D filed on December 8, 1988 by Manville Personal Injury Settlement Trust (the "Trust") and its trustees with respect to the Trust's beneficial ownership of shares of Common Stock, $.01 par value (the "Common Stock"), of Manville Corporation (the "Company"), as previously supplemented and amended (the "Schedule 13D").

                   Capitalized terms that are not otherwise defined herein have the meanings assigned in the Schedule 13D.

         Item 4.   Purpose of Transaction.
         ------    ----------------------

                   Item 4 of the Schedule 13D is hereby further amended and supplemented as follows:

                   On July 27, 1994, the Trust announced that, subject to one open issue relating to the appropriate set-off rules to be applied to co-defendants in Maryland, the parties to the limited fund class action lawsuit (Findley et al. v. Falise et al. (In re
                                    --------------------------------------
         Joint Eastern and Southern Districts Asbestos Litigation), Civ. A.
         ---------------------------------------------------------
         Nos. 90-3973 and 90-7518 (E. & S.D.N.Y.)) had signed a Stipulation of Settlement to resolve such lawsuit. A copy of the Trust's press release dated July 27, 1994 is attached as Exhibit 1 hereto, and the information set forth therein is incorporated herein by reference. The proposed settlement was filed in the United States District Courts for the Eastern and Southern Districts of New York (the "Courts"), and the one open issue was tried on August 2, 1994. The Courts preliminarily approved the settlement and completed fairness hearings in connection therewith on November 3, 1994. On December 15, 1994 the Courts issued an opinion and order which gave final approval of the class action settlement as reflected in the Stipulation of Settlement. The opinion and order also decided the single issue that had been tried. The opinion and order were the subject of a December 15, 1994 press release which is attached as Exhibit 2 hereto, and the information set forth therein is incorporated herein by reference. At least one motion has been made pursuant to Rule 55 of the Federal Rules of Civil Procedure seeking to amend or modify the opinion and order and other similar applications are anticipated. Regardless of the outcome of these motions, the opinion and order will be subject to possible appeals to the Second Circuit Court of Appeals. The parties will have thirty (30) days from the entry of a final amended opinion and order (currently anticipated to occur on January 17, 1995) to file such an appeal.

         Item 5.   Interest in Securities of the Issuer.
         ------    ------------------------------------

                   Item 5 of the Schedule 13D is hereby further amended and supplemented as follows:

                   The Trust beneficially owns 96,000,000 shares of the Common Stock, representing approximately 78.4% of the shares of Common Stock outstanding based on the 122,414,086 shares of Common Stock outstanding as of November 7, 1994 as reported in the Company's Report on Form 10-Q for the quarter ended September 30, 1994.

         Item 6.   Contracts, Arrangements, Understandings or
         ------    ------------------------------------------
                   Relationships with Respect to Securities of the
                   -----------------------------------------------
                   Issuer.
                   ------

                   Item 6 of the Schedule 13D is hereby further amended and supplemented as follows:

                   On August 31, 1994, the Company and the Trust entered into an agreement to defer payment of the approximately $20.7 million payment due on August 31, 1994 under the New Bond described in Item 6 of Amendment No. 8 to the Schedule 13D while the Company and the Trust were negotiating, among other things, the repurchase of the New Bond. A copy of such agreement is attached as Exhibit 3 hereto. Such payment obligation was later encompassed in the terms of the Bonds Repurchase Agreement discussed below.

                   On September 22, 1994, the Trust and the Company entered into a Bonds Repurchase Agreement (as amended by the Amendment and Agreement referred to below, the "Bonds Repurchase Agreement"), which agreement is listed as Exhibit 4 hereto. On December 2, 1994, the Trust and the Company entered into an Amendment and Agreement (the "Amendment and Agreement"), a copy of which is attached as Exhibit 5 hereto, which, among other things, amended the Bonds Repurchase Agreement. Pursuant to the Bonds Repurchase Agreement, on September 22, 1994, the Company repurchased (the "Bonds Repurchase") the New Bond and the remainder of the Bond (described in Item 4 of the Statement on Schedule 13D filed on December 8, 1988 by the Trust and in Item 6 of Amendment No. 8 to the Schedule 13D) with approximately $379 million aggregate principal amount of 10 3/8% Senior Notes due 2004 (the "Original Schuller Notes") of Schuller International Group, Inc. ("Schuller"), a subsidiary of the Company. The Bonds Repurchase Agreement provided that the interest rate and certain other terms of the Original Schuller Notes, as well as the aggregate principal amount of Original Schuller Notes received by the Trust in the Bonds Repurchase, would be adjusted in the event that the Trust consummated a public offering of at least $100 million aggregate principal amount of the Original Schuller Notes on or prior to April 1, 1995.

                   On December 12, 1994, pursuant to registration rights granted under the Bonds Repurchase Agreement, the Trust consummated a public offering of approximately $377 million aggregate principal amount of 10 7/8% Senior Notes due 2004 of Schuller (the "Schuller Notes") for net cash proceeds of approximately $369 million. Such Schuller Notes, as adjusted pursuant to the Bonds Repurchase Agreement, represented all of the notes of Schuller held by the Trust pursuant to the Bonds Repurchase Agreement. The Second Bond (described in Item 4 of the Statement on Schedule 13D filed on December 8, 1988 by the Trust), providing for biannual payments of $37.5 million in each of the years 2013 and 2014, remains outstanding, although the Trust has the right, pursuant to the Bonds Repurchase Agreement, to cause the Company to repurchase the Second Bond on April 10, 1995 for a specified cash amount, subject to any necessary consents or approvals. Pursuant to the Bonds Repurchase Agreement, all covenants and other terms contained in the Bond Prepayment Agreement described in Item 6 of Amendment No. 8 to the Schedule 13D have terminated. On December 2, 1994, Schuller, pursuant to an Undertaking attached to the Amendment and Agreement, a copy of which is attached in Exhibit 5 hereto, agreed with the Company and the Trust to be bound by and comply with all of the terms of the Bonds Repurchase Agreement.

                   As contemplated by the Bonds Repurchase Agreement, on September 22, 1994 the Company and Schuller entered into a Corporate Agreement (the "Schuller Corporate Agreement"), which agreement is listed as Exhibit 6 hereto. The Schuller Corporate Agreement prohibits Schuller and certain of its subsidiaries from
         (i) issuing any capital stock or rights, warrants or options to acquire their capital stock (collectively, "Capital Stock Rights") without the approval of the Company's board of directors,
         (ii) issuing any Capital Stock Rights if, immediately after such issuance, Schuller or any such subsidiary would no longer be a member of the Company's consolidated federal income tax group and
         (iii) amending the certificate of incorporation or bylaws of Schuller or any such subsidiary without the prior written consent of the Company except as expressly permitted in the Schuller Corporate Agreement.

                   In addition, the Schuller Corporate Agreement requires Schuller or any such subsidiary to increase the size of its board of directors (if necessary) and to nominate for election as directors a certain number of persons designated by the Trust or its direct or indirect assignee if and so long as the Company owns less than 100% but more than 50% of the outstanding common stock of Schuller or any such subsidiary or if preferred stockholders (if there should be any in the future) become entitled to have representatives on the board of directors of Schuller or any such subsidiary. The Schuller Corporate Agreement terminates when neither the Trust nor any direct or indirect assignee of the Trust owns directly or indirectly a majority of the Company's outstanding Common Stock or when the Company no longer owns directly or indirectly a majority of the outstanding common stock of any of Schuller or such subsidiaries.

                   As further contemplated by the Bonds Repurchase Agreement, on September 22, 1994, the Company and the Trust entered into an agreement (the "Agreement Regarding Schuller") regarding certain matters relating to the Schuller Corporate Agreement, which agreement is listed as Exhibit 7 hereto. The Agreement Regarding Schuller provides that the Company shall not, without the prior written consent of the Trust, (i) waive any provision of or amend the Schuller Corporate Agreement, (ii) vote in favor of or permit any change to the Certificate of Incorporation or Bylaws of Schuller or certain of its subsidiaries, except as expressly permitted in the Agreement Regarding Schuller, (iii) waive any provision of or amend the Tax Sharing Agreement dated as of January 1, 1994 between the Company and Schuller in a manner adverse to the Company, or (iv) sell any Capital Stock Rights of Schuller or certain of its subsidiaries if, immediately after such sale, Schuller or such subsidiary would no longer be a member of the Company's consolidated federal income tax group.

                   The Agreement Regarding Schuller also provides that the Company shall not sell any Capital Stock Rights of Schuller or any such subsidiary without the consent of the Company's board of directors and shall vote its shares to elect a certain number of nominees designated by the Trust or its direct or indirect assignee to the board of directors of Schuller or any such subsidiary if the Company owns less than 100% but more than 50% of the outstanding common stock of Schuller or such subsidiary or if preferred stockholders (if there should be any in the future) of Schuller or such subsidiary become entitled to have representatives on such board of directors. The Agreement Regarding Schuller terminates when neither the Trust nor any direct or indirect assignee of the Trust owns directly or indirectly a majority of the Company's outstanding Common Stock or when the Company no longer owns directly or indirectly a majority of the outstanding common stock of any of Schuller or such subsidiaries. The Trust's rights under the Agreement Regarding Schuller may be assigned by the Trust (and any direct or indirect assignee of the Trust) to any party in connection with the transfer of a majority of the issued and outstanding Common Stock of the Company to such party.

                   On September 22, 1994, the Company and the Trust entered into a Second Amendment to the Amended and Restated Supplemental Agreement (the "Supplemental Agreement Amendment"), which agreement is listed as Exhibit 8 hereto. The Supplemental Agreement Amendment, among other things, amended the Restated

         Supplemental Agreement (as defined in Item 6 of Amendment No. 4 to the Schedule 13D) to include a covenant by the Company to maintain its Adjusted Consolidated Tangible Net Worth (as defined in the Supplemental Agreement Amendment) at or above $150 million until the date on which the Second Bond is paid, prepaid or repurchased in full.

         Item 7.   Material to be Filed as Exhibits.
         ------    --------------------------------

                   Item 7 of the Schedule 13D is hereby further amended and supplemented as follows:

                   1.  Press Release dated July 27, 1994.

                   2.  Press Release dated December 15, 1994.

                   3. Agreement dated August 31, 1994 between Manville Corporation and Manville Personal Injury Settlement Trust.

                   4. Bonds Repurchase Agreement dated September 22, 1994 between Manville Corporation and Manville Personal Injury Settlement Trust, filed as an exhibit to Manville Corporation's Current Report on Form 8-K, dated September 22, 1994 and filed with the Securities and Exchange Commission on October 6, 1994, and incorporated herein by reference.

                   5. Amendment and Agreement dated as of December 2, 1994 between Manville Corporation and Manville Personal Injury Settlement Trust, with Undertaking of Schuller International Group, Inc. attached.

                   6. Corporate Agreement dated as of September 22, 1994 by and between Manville Corporation and Schuller International Group, Inc., filed as an exhibit to Manville Corporation's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1994, and incorporated herein by reference.

                   7. Agreement dated as of September 22, 1994 by and between Manville Personal Injury Settlement Trust and Manville Corporation, filed as an exhibit to Schuller International Group, Inc.'s Registration Statement on Form S-1, Registration No. 33-84602, filed September 30, 1994, and incorporated herein by reference.

                   8. Second Amendment to the Amended and Restated Supplemental Agreement dated as of September 22, 1994 between Manville Corporation and Manville Personal Injury Settlement Trust, filed as an exhibit to Amendment No. 2 to Schuller International Group, Inc.'s Registration Statement on
         Form S-1, Registration No. 33-84602, filed November 8, 1994, and incorporated herein by reference.

                                     SIGNATURE
                                     ---------

                   After reasonable inquiry and to the best of such undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.


         Dated:  January 9, 1995            MANVILLE PERSONAL INJURY
                                            SETTLEMENT TRUST



                                            By:/s/ Robert A. Falise
                                               --------------------------
                                               Robert A. Falise, Chairman
                                               and Managing Trustee



                                            By:/s/ Charles T. Hagel
                                               --------------------------
                                               Charles T. Hagel, Trustee



                                            By:/s/ Louis Klein, Jr.
                                               --------------------------
                                               Louis Klein, Jr., Trustee



                                            By:/s/ Frank J. Macchiarola
                                               --------------------------
                                               Frank J. Macchiarola,
                                               Trustee



                                            By:/s/ Christian E. Markey, Jr.
                                               ---------------------------
                                               Christian E. Markey, Jr.,
                                               Trustee

                                   EXHIBIT INDEX



         Exhibit
         -------

           1.    Press Release dated July 27,
                 1994.

           2.    Press Release dated December 15,
                 1994.

           3.    Agreement dated August 31, 1994
                 between Manville Corporation and
                 Manville Personal Injury Settlement
                 Trust.

           4.    Bonds Repurchase Agreement dated
                 September 22, 1994 between Manville
                 Corporation and Manville Personal
                 Injury Settlement Trust, filed as an
                 exhibit to Manville Corporation's
                 Current Report on Form 8-K, dated
                 September 22, 1994 and filed with the
                 Securities and Exchange Commission on
                 October 6, 1994, and incorporated
                 herein by reference.

           5.    Amendment and Agreement dated as of
                 December 2, 1994 between Manville
                 Corporation and Manville Personal
                 Injury Settlement Trust, with
                 Undertaking of Schuller International
                 Group, Inc. attached.

           6.    Corporate Agreement dated as of
                 September 22, 1994 by and between
                 Manville Corporation and Schuller
                 International Group, Inc., filed as
                 an exhibit to Manville Corporation's
                 Quarterly Report on Form 10-Q for the
                 quarterly period ended September 30,
                 1994, and incorporated herein by
                 reference.

           7.    Agreement dated as of September 22,
                 1994 by and between Manville Personal
                 Injury Settlement Trust and Manville
                 Corporation, filed as an exhibit to
                 Schuller International Group, Inc.'s
                 Registration Statement on Form S-1,

                 Registration No. 33-84602, filed
                 September 30, 1994, and incorporated
                 herein by reference.

           8.    Second Amendment to the Amended and
                 Restated Supplemental Agreement dated
                 as of September 22, 1994 between
                 Manville Corporation and Manville
                 Personal Injury Settlement Trust,
                 filed as an exhibit to Amendment
                 No. 2 to Schuller International
                 Group, Inc.'s Registration Statement
                 on Form S-1, Registration No. 33-84602,
                 filed November 8, 1994, and incorporated herein by reference.